FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  25 March 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company dated 25 March 2004





                           BALTIMORE TECHNOLOGIES PLC

London, UK - 25 March 2004: Baltimore Technologies plc (London: BLM) on the 24th March has received a notification that following the purchase of 575,000 shares on 22 and 23 March 2004, Acquisitor Holdings (Bermuda) Limited had a notifiable interest in 6,028,736 ordinary shares in Baltimore Technologies plc, representing approximately 11.2% of the issued share capital of the Company.

The Company also received notification on the 24th March of the existence of a statutory concert party agreement under section 204 Companies Act 1985 from the persons referred to in paragraph (a) below ("the Agreement").

The Company has been notified of the following information in relation to the
Agreement: -

(a) The parties to the Agreement are:

David Buchler of 12 Curzon Street, Mayfair, W1J 5HL.
George Wardale of Flat 8, Craven Lodge, 15/17 Craven Hill, London, W2 SER Robin Williams of 17 Hestercombe Avenue, London SW6 5LL
Aquisitor Holdings (Bermuda) Ltd, a company registered in Bermuda (Company number EC32387), registered office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(b) David Buchler purchased 60,000 ordinary shares (he is beneficially interested but they will be held through Hays Penison Trustees Limited) in the Company on 22 March 2004.

(c) Robin Williams purchased 20,000 ordinary shares (he is beneficially interested but they will be held through Pershing Nominees Limited) in the Company on 22 March 2004.

(d) Acquisitor Holdings (Bermuda) Ltd purchased 225,000 ordinary shares (it is beneficially interested but they will be held through Hanover Nominees Limited) in the Company on 22 March 2004.

(e) Acquisitor Holdings (Bermuda) Ltd purchased 350,000 ordinary shares (it is beneficially interested but they will be held through Hanover Nominees Limited) in the Company on 23 March 2004.

(f) Acquisitor Holdings (Bermuda) Ltd held 5,453,736 ordinary shares in the Company on 19 March 2004.

The Company was further notified on 24 March that following the share purchases noted above, the parties to the Agreement now hold a total of 6,108,735 ordinary shares in the Company.
                                    - ENDS -
For further information:
Baltimore Technologies plc
Denis Kelly
+353 1881 6000

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 25 March 2004